__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 30 September 2003

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BHP Billiton Limited 2003 Financial Statements (part 2 of 3)

Notes to Financial Statements continued

The table below shows the extent to which the BHP Billiton Group has monetary assets and liabilities in currencies other than their functional currencies, after taking into account the effect of any forward foreign currency contracts entered into to manage these risks, excluding any exposures in relation to borrowings which are hedged by investments in net foreign currency assets (as discussed above), and excluding provisions for site restoration.
	Net foreign currency monetary assets/(liabilities)
	US$	A$	C$	SA rand	Other	Total
	2003	2003	2003	2003	2003	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US $	-	(1 399)	(203)	(1 089)	(261)	(2 952)
Australian $	21	-	-	-	-	21
Canadian $	30	-	-	-	-	30
UK pounds sterling	(23)	(1)	-	-	-	(24)
Other	-	-	-	6	-	6
	28	(1 400)	(203)	(1 083)	(261)	(2 919)
	Net foreign currency monetary assets/(liabilities)
	US$	A$	C$	SA rand	Other	Total
	2002	2002	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M
Functional currency of Group operation
US $	-	(1 413)	(376)	(892)	(278)	(2 959)
Australian $	7	-	-	-	(17)	(10)
Canadian $	-	-	-	-	-	-
UK pounds sterling	(103)	-	-	-	-	(103)
Other	11	-	-	1	-	12
	(85)	(1 413)	(376)	(891)	(295)	(3 060)

The SA rand monetary liabilities include borrowings raised in a variety of currencies, including US dollars and Euros, which, as a result of South African exchange control regulations, were subsequently swapped into SA rand.

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to provisions for deferred taxation and employee benefits.

Commodity price risk

The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market.

Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.

The following table provides information about the BHP Billiton Group's material cash settled commodity contracts, which have not been recognised in the accounts.

Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.
	Volume		Units	Average price		Term to	Notional amount(a)
	2003	2002		2003	2002	maturity	2003	2002
BHP Billiton Group				US$	US$	(months)	US$M	US$M
Aluminium
Forwards (buy)	792	412	000 tonnes	1 397	1 416	0-12	1 106	583
	112	104	000 tonnes	1 435	1 487	13-24	161	155
	50	46	000 tonnes	1 420	1 489	25-48	71	68
	1	-	000 tonnes	1 420	-	49-72	1	-
Forwards (buy) floating(b)	826	447	000 tonnes	-	-	0-12	-	-
	127	127	000 tonnes	-	-	13-24	-	-
	35	46	000 tonnes	-	-	25-48	-	-
	1	-	000 tonnes	-	-	49-72	-	-
Forwards (sell)	826	447	000 tonnes	1 393	1 411	0-12	1 151	631
	127	127	000 tonnes	1 421	1 475	13-24	180	187
	35	46	000 tonnes	1 416	1 473	25-48	50	68
	1	-	000 tonnes	1 393	-	49-72	1	-
Forwards (sell) floating(b)	792	412	000 tonnes	-	-	0-12	-	-
	112	104	000 tonnes	-	-	13-24	-	-
	50	46	000 tonnes	-	-	25-48	-	-
	1	-	000 tonnes	-	-	49-72	-	-
Copper
Forwards (buy)	37	15	000 tonnes	1 675	1 629	0-12	62	25
Forwards (buy) floating(b)	52	20	000 tonnes	-	-	0-12	-	-
Forwards (sell)	52	20	000 tonnes	1 661	1 648	0-12	87	33
Forwards (sell) floating(b)	37	15	000 tonnes	-	-	0-12	-	-
Zinc
Forwards (buy)	10	-	000 tonnes	794	-	0-12	8	-
Forwards (buy) floating(b)	17	-	000 tonnes	-	-	0-12	-	-
Forwards (sell)	17	-	000 tonnes	804	-	0-12	14	-
Forwards (sell) floating(b)	10	-	000 tonnes	-	-	0-12	-	-
Lead
Forwards (buy)	25	-	000 tonnes	466	-	0-12	11	-
Forwards (buy) floating(b)	65	-	000 tonnes	-	-	0-12	-	-
	8	-	000 tonnes	-	-	13-24	-	-
Forwards (sell)	65	-	000 tonnes	470	-	0-12	31	-
	8	-	000 tonnes	488	-	13-24	4	-
Forwards (sell) floating(b)	25	-	000 tonnes	-	-	0-12	-	-
Silver
Forwards (buy)	1 650	-	000 ounces	4.73	-	0-12	8	-
Forwards (buy) floating(b)	7 475	-	000 ounces	-	-	0-12	-	-
Forwards (sell)	7 475	-	000 ounces	4.70	-	0-12	35	-
Forwards (sell) floating(b)	1 650	-	000 ounces	-	-	0-12	-	-
Petroleum
Forwards (buy)	8 668	-	000 barrels	25.45	-	0-12	221	-
Forwards (buy) floating (b)	8 690	-	000 barrels	-	-	0-12	-	-
Forwards (sell)	8 690	-	000 barrels	25.49	-	0-12	221	-
Forwards (sell) floating (b)	8 668	-	000 barrels	-	-	0-12	-	-
Energy Coal
Forwards (buy)	20 451	4 405	000 tonnes	34.49	30.58	0-12	705	135
	5 820	1 290	000 tonnes	36.32	31.20	13-24	211	40
	870	-	000 tonnes	35.88	-	25-48	31	-
Forwards (buy) floating (b)	23 515	8 630	000 tonnes	-	-	0-12	-	-
	7 035	3 480	000 tonnes	-	-	13-24	-	-
	735	150	000 tonnes	-	-	25-48	-	-
Forwards (sell)	23 515	8 630	000 tonnes	34.39	31.35	0-12	809	271
	7 035	3 480	000 tonnes	34.81	33.06	13-24	245	115
	735	150	000 tonnes	31.99	35.45	25-48	24	5
Forwards (sell) floating (b)	20 451	4 405	000 tonnes	-	-	0-12	-	-
	5 820	1 290	000 tonnes	-	-	13-24	-	-
	870	-	000 tonnes	-	-	25-48	-	-
Purchased calls	105	270	000 tonnes	33.71	34.00	0-12	4	9
	-	210	000 tonnes	-	33.71	13-24	-	7
Sold puts	270	150	000 tonnes	32.11	32.60	0-12	9	5
	-	150	000 tonnes	-	32.60	13-24	-	5
Sold calls	645	1 500	000 tonnes	33.83	34.01	0-12	22	51
	-	1 290	000 tonnes	-	34.05	13-24	-	44

	Volume		Units	Average price		Term to	Notional amount(a)
	2003	2002		2003	2002	maturity	2003	2002
BHP Billiton Group				US$	US$	(months)	US$M	US$M
Freight Transport
and Logistics
Forwards (buy)	3 550	50	days	12 256	12 600	0-12	44	1
	1 104	100	days	10 417	12 600	13-24	12	1
Forwards (buy) floating (b)	3 499	-	days	-	-	0-12	-	-
	920	-	days	-	-	13-24	-	-
Forwards (sell)	3 499	-	days	11 791	-	0-12	41	-
	920	-	days	10 680	-	13-24	10	-
Forwards (sell) floating (b)	3 550	50	days	-	-	0-12	-	-
	1 104	100	days	-	-	13-24	-	-
Forwards (buy)	5 874	450	000 tonnes	8.77	7.12	0-12	52	3
	1 275	600	000 tonnes	6.63	7.34	13-24	8	4
	-	150	000 tonnes	-	8.00	25-48	-	1
Forwards (buy) floating (b)	4 974	450	000 tonnes	-	-	0-12	-	-
	1 200	450	000 tonnes	-	-	13-24	-	-
Forwards (sell)	4 974	450	000 tonnes	8.82	7.60	0-12	44	3
	1 200	450	000 tonnes	6.84	7.60	13-24	8	3
Forwards (sell) floating (b)	5 874	450	000 tonnes	-	-	0-12	-	-
	1 275	600	000 tonnes	-	-	13-24	-	-
	-	150	000 tonnes	-	-	25-48	-	-

(a) The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

(b) Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

Hedging of financial risks

Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

			Net gains/			Net gains/
	Gains	Losses	(losses)	Gains	Losses	(losses)
	2003	2003	2003	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains/(losses)	-	(175)	(175)	10	(615)	(605)
(Gains)/losses arising in previous years
recognised in the year	-	139	139	(9)	327	318
Gains/(losses) arising in prior years and not
recognised	-	(36)	(36)	1	(288)	(287)
Gains/(losses) arising in the year and
not recognised	104	19	123	(1)	113	112
Closing balance unrecognised gains/(losses) (a)	104	(17)	87	-	(175)	(175)
of which:
Gains/(losses) expected to be recognised
within one year	94	(16)	78	-	(139)	(139)
Gains/(losses) expected to be recognised
after one year	10	(1)	9	-	(36)	(36)
	104	(17)	87	-	(175)	(175)

(a) Full recognition will not appear in the Statement of Financial Performance as US$56 million (2002: US$nil) will be capitalised into property, plant and equipment.

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and exposures in relation to investments in overseas operations, and the movements therein are as follows:
	Forward	CCIRS	Interest	Finance	Forward	CCIRS	Interest	Finance
	currency	interest	rate	lease	currency	interest	rate	lease
	swaps	component	swaps	swap(a)	swaps	component	swaps	swap(a)
	2003	2003	2003	2003	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Opening balance unrecognised gains	31	26	10	2	13	32	9	8
(Gains)/losses arising in previous years
recognised in the year	(13)	(20)	-	1	(3)	(5)	-	(2)
Gains arising in prior years and not recognised	18	6	10	3	10	27	9	6
Gains/(losses) arising in the year and
not recognised	(7)	30	31	(1)	21	(1)	1	(4)
Closing balance unrecognised gains	11	36	41	2	31	26	10	2
of which:
Gains expected to be recognised within one year	7	-	-	1	13	20	-	(1)
Gains expected to be recognised after one year	4	36	41	1	18	6	10	3
	11	36	41	2	31	26	10	2

(a) Included within the book value of short-term and long-term liabilities are finance leases which have been swapped from a fixed interest rate to a floating interest rate and from a ten-year term to a five-year term. The book value of these leases is US$15 million (2002: US$26 million). The effect of the swap is to match the initial lease obligation by receiving payments over a ten-year period at a fixed rate and making payments on a floating rate over five years. For the purpose of the disclosures, the book value of the finance leases is shown as it would be excluding the effect of the finance lease swap. The fair value disclosures relate only to the swapped components and reflect the fact that the swap receivable is subject to a fixed rate.

Financial liabilities - interest rate and currency profile

Current payables and provisions (other than current loans and derivative financial instruments) are excluded from the disclosures below.

The currency and interest rate profile of the financial liabilities of the BHP Billiton Group as shown in the table below take into account interest rate and currency swaps:
	Fixed	Floating	Interest		Fixed	Floating	Interest
	rate	rate(a)	free	Total	rate	rate(a)	free	Total
	2003	2003	2003	2003	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Currency
US $	3 349	3 278	100	6 727	1 771	4 078	7	5 856
SA rand	146	456	38	640	136	219	23	378
Australian $	16	25	10	51	817	376	10	1 203
Canadian $	-	-	-	-	235	-	-	235
Other	15	8	-	23	454	71	-	525
	3 526	3 767	148	7 441	3 413	4 744	40	8 197

(a) The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.

The weighted average interest rate of fixed rate liabilities and the weighted average maturity period of fixed rate and interest free liabilities respectively which are shown in the table below take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities.
			Weighted			Weighted
		Weighted	average period		Weighted	average period
	Weighted	average period	to maturity	Weighted	average period	to maturity
	average fixed	for which	of the interest	average fixed	for which	of the interest
	interest rate	rate is fixed	free liabilities	interest rate	rate is fixed	free liabilities
	%	Years	Years	%	Years	Years
	2003	2003	2003	2002	2002	2002
Currency
US $	6.56	7	1	7.66	13	1
SA rand	12.39	5	13	12.52	6	13
Australian $	7.88	6	1	7.34	1	2
Canadian $	-	-	-	5.50	1	-
Other	7.43	9	-	7.47	3	-
	6.81	7	3	7.55	8	8

Financial assets - interest rate and currency profile

Current receivables which are not deemed financial instruments are excluded from the disclosures below.

The currency and interest rate profile of the BHP Billiton Group's financial assets is as follows:
			Non-				Non-
	Fixed	Floating	interest		Fixed	Floating	interest
	rate	rate (a)	bearing (b)	Total	rate	rate (a)	bearing(b)	Total
	2003	2003	2003	2003	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
Currency
US $	27	1 578	400	2 005	20	1 713	587	2 320
SA rand	5	193	25	223	5	99	31	135
Australian $	23	14	283	320	44	66	138	248
Canadian $	2	144	-	146	-	1	-	1
Other	22	74	101	197	-	192	101	293
	79	2 003	809	2 891	69	2 071	857	2 997

(a) The floating rate financial assets earn interest at various rates set with reference to the prevailing LIBOR or equivalent.

(b) Included within the non-interest bearing category are other non-current financial assets of US$123 million (2002: US$474 million), receivables deemed to be financial instruments of US$544 million (2002: US$379 million), loans to joint venture and associated entities of US$24 million (2002: US$nil), recognised gains of US$95 million (2002: US$nil) on forward foreign currency contracts and other current financial assets of US$23 million (2002: US$4 million). Items included within this category, except for current asset investments and forward foreign currency contracts, are generally intended to be held for periods greater than five years.

Liquidity exposures

The maturity profile of the Group's financial liabilities is as follows:

	Bank loans,	Obligations	Subsidiary
	debentures and	under	preference	Other
	other loans	finance leases	shares	creditors	Total
	2003	2003	2003	2003	2003
	US$M	US$M	US$M	US$M	US$M
In one year or less or on demand	894	4	-	-	898
In more than one year but not more than two years	663	49	-	106	818
In more than two years but not more than five years	2 280	-	450	4	2 734
In more than five years	2 984	-	-	7	2 991
	6 821	53	450	117	7 441
	Bank loans,	Obligations	Subsidiary
	debentures and	under	preference	Other
	other loans	finance leases	shares	creditors	Total
	2002	2002	2002	2002	2002
	US$M	US$M	US$M	US$M	US$M
In one year or less or on demand	1 795	2	-	-	1 797
In more than one year but not more than two years	126	33	150	14	323
In more than two years but not more than five years	3 850	-	300	3	4 153
In more than five years	1 924	-	-	-	1 924
	7 695	35	450	17	8 197

Refer to note 37, 'Standby arrangements, unused credit facilities' for details of the BHP Billiton Group's undrawn committed facilities.

Fair value of financial instruments

The following table presents the book values and fair values of the BHP Billiton Group's financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the BHP Billiton Group could realise in the normal course of business.

The fair value of the BHP Billiton Group's financial instruments is as follows:
	Book value	Fair value	Book value	Fair value
	2003	2003	2002	2002
	US$M	US$M	US$M	US$M
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group's operations
Current interest bearing liabilities	(898)	(898)	(1 904)	(1 924)
Non-current interest bearing liabilities and other non-current creditors	(6 872)	(7 429)	(6 508)	(6 828)
Cross currency contracts
Principal	314	314	189	189
Interest rate	30	77	-	57
Finance lease swap	15	17	26	28
Interest rate swaps	7	48	-	10
Cash and money market deposits	1 552	1 552	1 499	1 499
Loans to equity accounted joint venture and associated entities	293	293	454	454
Other financial assets (current)	143	143	117	117
Other financial assets (non-current) (excluding investment in own shares)	148	153	492	512
Investment in exploration companies (refer note 19)	-	11	-	11
Non-current receivables	604	604	435	413
Forward foreign currency contracts	19	19	-	-
Derivative financial instruments held to hedge the BHP Billiton Group's exposure on expected future sales and capital and operating purchases
Forward commodity contracts	-	(8)	-	(2)
Forward foreign currency contracts	95	95	-	(173)
	(4 550)	(5 009)	(5 200)	(5 637)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges.

39 Contingent liabilities
	2003	2002
	US$M	US$M
Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from:
Joint venture and associated entities and joint venture operations (unsecured)
Other (b)	174	165
	174	165
Subsidiary undertakings (unsecured, including guarantees)
Group guarantees of borrowings of joint venture and associated entities	398	429
Bank guarantees (a)	-	-
Performance guarantees (a)	70	72
Letter of credit	2	3
Other (b)	131	138
	601	642
Total contingent liabilities	775	807

(a) The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

(b) Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these accounts. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present, and for which no amounts have been included in the table above. Details of the principal legal claims are set out below.

Current litigation

Ok Tedi Mining Limited

On 7 June 1996, Rex Dagi, Alex Maun and the remaining plaintiffs to Victorian Supreme Court proceedings against BHP Billiton Limited and Ok Tedi Mining Limited ('OTML') entered into a Settlement Agreement.

The principal terms of the agreement included the following:

  Each of the parties was required to make public announcements in terms agreed among the parties, to commit to the obligations in the public announcements and to support a process to reach agreement with the Lower Ok Tedi village communities.
  BHP Billiton Limited agreed to commit as soon as practicable to the implementation of any tailings option recommended by the independent enquiry or review to be conducted by the State ('the tailings option') providing BHP Billiton Limited bona fide considers that option to be economically and technically feasible.
  BHP Billiton Limited's commitment to implement the tailings option is subject to unexpected or unforeseen circumstances which may render the tailings option economically or technically unfeasible, and obtaining all necessary leases and other approvals required from the landowners and the State.

On 11 April 2000, two legal actions were commenced in the Victorian Supreme Court against OTML and BHP Billiton Limited. Rex Dagi is plaintiff in the first action, Gabia Gagarimabu is plaintiff in the second action on his own behalf and on behalf of the remaining parties to the Settlement Agreement. Both actions seek specific performance of the Settlement Agreement and/or an injunction to require the implementation by BHP Billiton Limited and OTML of a tailings pipeline and storage system and damages. BHP Billiton and OTML deny that there has been any recommendation regarding a tailings option by an independent inquiry conducted by the State. OTML and BHP Billiton Limited also assert that there has been no breach of the Settlement Agreement and are defending the claims.

BHP Billiton Limited transferred its entire shareholding in OTML to PNG Sustainable Development Program Limited ('Program Company') in February 2002, completing BHP Billiton Limited's withdrawal from the Ok Tedi copper mine. The Program Company operates for the benefit of the Papua New Guinean people.

Legal arrangements for the withdrawal encompass a series of legal releases, indemnities and warranties that safeguard BHP Billiton's interests following its exit from OTML.

The Victorian Supreme Court litigation continues, with substantially amended pleadings. The Court has set out a detailed timetable for further steps, including witness statements, leading to compulsory mediation and, if necessary, trial in mid-2004.

No amounts have been included in contingent liabilities in respect of this item of litigation.

Bass Strait - Longford

Following the 25 September 1998 explosion and fire at Longford, a class action was commenced in the Federal Court of Australia on behalf of Victorian gas consumers and employees stood down by employers during the shortage of gas following those events (together the 'Applicants'). On 12 April 2001 the action was transferred to the Supreme Court of Victoria. The action is against Esso Australia Resources Pty Ltd ('Esso'). Esso has joined the State of Victoria and various entities associated with the State (together the 'State Entities' ) as cross respondents alleging certain failures and contributory negligence on the part of the State Entities. In turn, following hearing of the claim against Esso the State Entities may join BHP Billiton Petroleum (Bass Strait) Pty Ltd ('BHPBP') as a further cross respondent, with the effect that if any sums are recovered against the State Entities they will seek contribution from BHPBP.

In addition to BHPBP's potential liability to the State Entities under the cross claims, in certain circumstances Esso, as operator, is entitled to be indemnified by BHPBP as a 50 per cent joint venturer for certain categories of legal costs incurred by Esso and payments made in satisfaction of claims.

In turn, BHPBP may have rights against Esso as operator in relation to losses and costs BHPBP has incurred in relation to the incident, including under the cross claim by the State Entities.

On 20 February 2003 the Victorian Supreme Court found that Esso is not liable for economic loss. The court further found that Esso is liable to business users for property damage and any economic loss consequential upon property damage. The quantum of these losses is unknown. The Court set a date of 1 September 2003 for lodgement of particulars of all claims. Resolution of claims is likely to continue into 2004.

Over the next few months the Court will also consider questions of appeal, and whether claims against the State and BHPBP should proceed.

No amounts have been included in contingent liabilities in respect of this item of litigation.

40 Commitments
	2003	2002
	US$M	US$M
Capital expenditure commitments not provided for in the accounts
Due not later than one year	1 184	1 348
Due later than one year and not later than five years	423	271
Total capital expenditure commitments	1 607	1 619
Lease expenditure commitments
Finance leases (a)
Due not later than one year	7	6
Due later than one year and not later than five years	34	20
Due later than five years	26	30
Total commitments under finance leases	67	56
deduct Future financing charges	14	21
Finance lease liability	53	35
Operating leases (b)
Due not later than one year (c)	138	169
Due later than one year and not later than five years	348	375
Due later than five years	256	274
Total commitments under operating leases	742	818
Other commitments (d)
Due not later than one year
Supply of goods and services	199	181
Royalties	29	27
Exploration expenditure	104	13
Chartering costs	100	55
	432	276
Due later than one year and not later than five years
Supply of goods and services	547	579
Royalties	39	82
Exploration expenditure	53	28
Chartering costs	127	164
	766	853
Due later than five years
Supply of goods and services	721	650
Royalties	49	150
Chartering costs	33	154
	803	954
Total other commitments	2 001	2 083

(a) Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi and other mobile equipment and vehicles. Refer notes 25 and 28.

(b) Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.

(c) The BHP Billiton Group has commitments under operating leases to make payments totalling US$138 million in the next year as follows:

	2003	2002
	US$M	US$M
Land and buildings
Leases which expire:
Within one year	7	15
Between two and five years	17	6
Over five years	14	13
	38	34
Other operating leases
Leases which expire:
Within one year	22	80
Between two and five years	43	20
Over five years	35	35
	100	135

(d) Included in other commitments is an amount of US$738 million (2002: US$684 million) representing Boodarie Iron's continuing operating commitments under a number of take or pay contracts for supply of products/services.

41 Superannuation, pensions and post-retirement benefits

The BHP Billiton Group contributes to a number of superannuation schemes and pension schemes which exist to provide benefits for employees and their dependants on retirement, disability or death. The schemes include Company sponsored funds, multi-employer industry schemes and statutory retirement schemes and are either defined benefit or defined contribution arrangements. The BHP Billiton Group and employee members make contributions as specified in the rules of the respective schemes.

Financial statement impacts and disclosures

The total amount of BHP Billiton Group contributions to all schemes was US$102 million and US$147 million for 2003 and 2002 respectively. The decrease in contributions is mainly due to the demerger of BHP Steel in July 2002.

Expenses for defined benefit pension schemes are recognised so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. In addition, provision is made in the accounts for retirement benefits payable to non-executive Directors who were Directors of BHP Billiton Limited prior to the DLC merger on 29 June 2001. Formal independent actuarial reviews of BHP Billiton Group sponsored defined benefit funds are undertaken at least every three years, but annually for accounting purposes.

The following table outlines the annual pension charge.
	2003	2002
	US$M	US$M
The pension charge for the year is as follows:
Defined contribution schemes	41	61
Industry-wide schemes	23	18
Defined benefit schemes (a)
Regular cost	46	59
Variation cost	39	14
Interest cost	(20)	(18)
	129	134

(a) Excludes net exchange gains/losses on net monetary pension assets in 2003 of US$39 million gain (2002: US$24 million gain).

To the extent that there is a difference between pension cost and contributions paid, an asset and/or liability arises. The accumulated difference recorded in the Statement of Financial Position at 30 June 2003 gives rise to an asset of US$270 million (2002: US$224 million) and a liability of US$65 million (2002: US$31 million).

The assets of the defined contribution schemes and the industry-wide schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

The pension charge for the year for defined benefit schemes has increased from US$55 million to US$65 million largely due to negative investment returns of plans in the US, Canada and Europe causing a deterioration of the funded status for these plans and leading to increased variation costs. In addition, new legislation in South Africa regarding the apportionment of surpluses, which will most likely eliminate the Group's entitlements to any fund surpluses in South Africa, has also led to increased variation costs in relation to prior years.

For accounting purposes, the actuarial valuations have determined pension costs for most schemes using the projected unit method. There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the accounting charge, surpluses or deficiencies are recognised through the variation cost component in future accounting periods as a constant percentage of estimated future payroll, over the remaining service life of the employees.

The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees' and retirees' contributions paid, in respect of these benefits was US$26 million (2002: US$16 million) excluding an exchange loss of US$22 million (2002: gain US$14 million).

Where there is a surplus or deficiency between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:
	South Africa	US	Canada	Suriname
Ultimate healthcare inflation rate	9.0%	5.5%	3.0%	5.0%
Discount rate	11.75%	7.5%	6.5%	6.5%

The following is a summary of the most recent financial position of the major schemes in which the BHP Billiton Group participates in accordance with AASB 1028 'Employee Benefits' based on values of assets and liabilities as at 30 June 2003:
			Accrued		Plan		Net surplus/		Vested
			benefits(a)(b)		assets(a)		(deficit)(a)		benefits(a)(b)
		Last reporting	2003	2002	2003	2002	2003	2002	2003	2002
Name of fund	Fund type	date	US$M	US$M	US$M	US$M	US$M	US$M	US$M	US$M
BHP Billiton	Defined benefit/
Superannuation Fund(b)(c)	Defined contribution	30 June 2003	877	1 345	878	1 434	1	89	925	1 452
Other plans(e)(f)	Defined benefit	30 June 2003	816	795	717	710	(99)	(85)	803	751
Total for BHP Billiton
Group sponsored plans(d)			1 693	2 140	1 595	2 144	(98)	4	1 728	2 203

(a) In respect of the year ended 30 June 2003, accrued benefits plan assets and vested benefits are measured at 30 June 2003. In respect of prior years, these amounts were measured at the last reporting date of each fund.

(b) Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor other than resignation from the fund. Accrued benefits are calculated by the actuary as the present value of future benefit payments in relation to membership and compensation up to the relevant reporting date.

(c) Obligation on the BHP Billiton Group to contribute under Superannuation Guarantee levy requirements. Contributions are made by the member and the BHP Billiton Group and are based on a percentage of a member's base salary or wage.

(d) This does not include multi-employer sponsored plans for which the information relating to BHP Billiton employees is not available.

(e) Non-Australian plans are not required to report under AAS 25 'Financial Reporting by Superannuation Plans', and hence do not produce results for reporting under AASB 1028. Accrued liabilities and asset values for other plans have generally been taken from FRS 17 disclosures as at 30 June 2003 (refer below), amended to comply with the principles of AASB 1028 if required. For other plans, the value of vested benefits have generally been taken as the value of accrued benefits.

(f) Net surplus/(deficit) in respect of other plans does not include surpluses in respect of certain plans in South Africa, Suriname and Canada. This is to reflect legislative restrictions on access to any surplus amounts by the BHP Billiton Group. Liability values have been increased to achieve this.

Other methods

Various accounting standards relating to accounting for pension arrangements are in use, or available for use, in jurisdictions throughout the world. While Australian GAAP has no specific standard dealing with accounting for pension arrangements by employers, disclosure requirements are included in AASB 1028 'Employee Benefits'. UK GAAP allows the application of either SSAP 24 'Accounting for Pension Costs' or FRS 17 'Retirement Benefits', US GAAP requires application of FAS 87 'Employers' Accounting for Pensions' and International Financial Reporting Standards requires the existing IAS 19 'Employee Benefits' to be applied.The International Accounting Standards Board has indicated it expects to amend IAS 19, but not in time to form part of the initial suite of IASB mandated standards to be applied for reporting periods commencing on or after 1 January 2005. The outcome of the IASB's review is not yet known.

The accounting policy adopted by the BHP Billiton Group is consistent with the requirements of SSAP 24 and has been consistently applied in these financial statements.

SSAP 24, FAS 87, FRS 17 and the existing IAS 19 are similar in that they all include mechanisms which defer or spread the recognition of actuarial gains and losses and therefore mitigate the volatility in net profit this may create from reporting period to reporting period. SSAP 24, FAS 87 and IAS 19 achieve this through the recognition of actuarial gains and losses over the remaining expected employees' service lives. In addition FAS 87 and FRS 17 achieve this by taking some (FAS 87) or all (FRS 17) actuarial gains and losses directly to reserves through Other Comprehensive Income (FAS 87) or the Statement of Total Recognised Gains and Losses (FRS 17) reserve accounts.

The AASB has recently released ED 115 'Request for Comment on IAS 19 Employee Benefits'. ED 115 is based on the existing IAS 19, however ED 115 proposes the removal of the ability to recognise actuarial gains and losses over the remaining expected employees' service lives, proposing instead the recognition of actuarial gains and losses directly in the Statement of Financial Performance in the reporting period in which they occur.

ED 115 is similar to FRS 17 in many respects, with the notable exception that Australian GAAP does not have a Statement of Total Recognised Gains and Losses reserve account in which actuarial gains and losses can be directly recognised.

The following disclosures are required under UK GAAP (under FRS 17 based on values of assets and liabilities as at 30 June 2003), but not under Australian GAAP. However, the Directors are of the opinion that this information may be of interest to all shareholders of the BHP Billiton Group.

Pension schemes - FRS 17 disclosures

The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. For accounting disclosure purposes, full actuarial valuations for most schemes were carried out as at 30 June 2003 by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data.

The major assumptions used by the actuaries ranged from:
	Australia & NZ	Canada	US	Europe	South Africa	South America
Year ended 30 June 2003
Salary increases	4% to 4.5%	3.5% to 4.5%	4.5%	3% to 4.5%	7% to 8%	3.5% to 5.57%
Pension increases	n/a	0%	0% to 3%	2% to 2.5%	3.5% to 5.25%	1.5% to 3.5%
Discount rate	4.75% to 5%	6% to 6.5%	6%	5%	7.5% to 8.7%	5.5% to 9.71%
Inflation	3%	2.5% to 3%	3%	2% to 2.5%	6%	2.5% to 3.5%
Year ended 30 June 2002
Salary increases	3% to 4.5%	3.5% to 4.5%	3.5% to 4.5%	3% to 4.75%	7.75% to 9%	2% to 5.57%
Pension increases	0%	0%	0% to 3%	2.5% to 5%	3.75% to 5.5%	2% to 3.5%
Discount rate	4.75% to 6%	6.5% to 7%	6.5% to 7%	5.5% to 6%	8.75% to 9.25%	6% to 9.71%
Inflation	2% to 3%	2% to 3%	2% to 3%	2.5% to 2.75%	7%	2% to 3.5%
Year ended 30 June 2001
Salary increases	4%	3.5% to 4.5%	3.5% to 5%	2% to 6%	7%	2% to 5.8%
Pension increases	0%	0%	0% to 3%	2% to 2.75%	3.25% to 3.5%	2% to 3.5%
Discount rate	5.5%	6.5% to 7%	6.5% to 7.75%	6% to 6.2%	8.25% to 8.5%	6% to 9.7%
Inflation	3%	2% to 3%	2% to 4%	2% to 2.75%	6%	2% to 3.5%

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were (US$ million):
	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Bonds	68	60	58	64	23	46	319
Equities	147	28	187	64	69	1	496
Property	19	-	-	-	-	-	19
Cash and net current assets	-	13	5	23	17	-	58
Insured annuities	-	-	-	20	-	-	20
Total assets	234	101	250	171	109	47	912
Actuarial liabilities	(286)	(96)	(439)	(247)	(83)	(40)	(1 191)
Unrecognised surplus	-	(19)	-	-	(28)	(10)	(57)
Surplus/(deficit)	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Related deferred tax (liability)/
asset	16	4	17	12	-	-	49
Net pension asset/(liability)	(36)	(10)	(172)	(64)	(2)	(3)	(287)
Year ended 30 June 2002
Bonds	163	52	29	51	19	41	355
Equities	307	27	256	63	59	2	714
Property	64	-	-	-	-	-	64
Cash and net current assets	17	13	3	16	12	1	62
Insured annuities	-	-	-	16	-	-	16
Total assets	551	92	288	146	90	44	1 211
Actuarial liabilities	(634)	(81)	(400)	(179)	(62)	(31)	(1 387)
Unrecognised surplus	-	(21)	-	-	(29)	-	(50)
Surplus/(deficit)	(83)	(10)	(112)	(33)	(1)	13	(226)
Related deferred tax (liability)/
asset	13	4	10	3	-	(4)	26
Net pension asset/(liability)	(70)	(6)	(102)	(30)	(1)	9	(200)

	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2001
Bonds	182	60	66	42	26	33	409
Equities	372	53	373	56	72	2	928
Property	74	-	-	-	-	-	74
Cash and net current assets	13	17	6	20	15	1	72
Total assets	641	130	445	118	113	36	1 483
Actuarial liabilities	(673)	(108)	(450)	(139)	(71)	(27)	(1 468)
Unrecognised surplus	-	(12)	(6)	-	-	-	(18)
Surplus/(deficit)	(32)	10	(11)	(21)	42	9	(3)
Related deferred tax
(liability)/asset	(1)	-	1	1	(13)	(3)	(15)
Net pension asset/(liability)	(33)	10	(10)	(20)	29	6	(18)

The expected rates of return on these asset categories were:
	Australia & NZ	Canada	US	Europe	South Africa	South America
Year ended 30 June 2003
Bonds	5% to 6%	5.5% to 6.5%	7%	4.3% to 4.6%	7.5% to 9.04%	6% to 9.71%
Equities	8% to 9%	7.25% to 9%	9%	7.25% to 8.25%	12%	9.71%
Property	7% to 8%	n/a	n/a	n/a	n/a	n/a
Cash and net current
assets	5%	1% to 3.75%	3.5%	3.75% to 4.25%	7% to 7.75%	9.71%
Insured annuities	n/a	n/a	n/a	5%	n/a	n/a
Total assets	7.5%	3.75% to 7.5%	8.5%	4.8% to 7.2%	9.9% to 10.55%	6% to 9.71%
Year ended 30 June 2002
Bonds	5% to 6.5%	6% to 6.5%	7%	5% to 5.75%	8.75% to 9.25%	6% to 9.71%
Equities	7% to 9%	7.5% to 9.5%	8.7%	7.5% to 8%	13% to 13.5%	9.71%
Property	6% to 8%	n/a	n/a	n/a	n/a	n/a
Cash and net current
assets	7.27%	1% to 4%	7%	3% to 4%	6.5% to 10%	9.71%
Insured annuities	n/a	n/a	n/a	6%	n/a	n/a
Total assets	6% to 8%	4% to 6.9%	8.5%	4.5% to 7.2%	10.45% to 11.75%	6% to 9.71%

Analysis of the operating costs (US$ million):
	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Current service cost	19	2	10	9	3	-	43
Curtailment losses/(gains)	(21)	2	-	-	-	-	(19)
Previously unrecognised
surplus deducted from
curtailment losses	-	(2)	-	-	-	-	(2)
Total operating charge	(2)	2	10	9	3	-	22
Year ended 30 June 2002
Current service cost	42	3	10	7	3	2	67
Past service cost/(credit)	-	-	2	(1)	-	-	1
Previously unrecognised
surplus deducted from
curtailment losses	-	(1)	-	-	-	-	(1)
Total operating charge	42	2	12	6	3	2	67

Analysis of the financing credits/(costs) (US$ million):
	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Expected return on
pension scheme assets	19	4	24	10	8	2	67
Interest on pension scheme
liabilities	(13)	(5)	(27)	(11)	(6)	(2)	(64)
Net return/(cost)	6	(1)	(3)	(1)	2	-	3
Year ended 30 June 2002
Expected return on
pension scheme assets	53	4	28	8	9	2	104
Interest on pension scheme
liabilities	(37)	(5)	(27)	(9)	(5)	(2)	(85)
Net return/(cost)	16	(1)	1	(1)	4	-	19

Analysis of gains and losses recognised in the Statement of Total Recognised Gains and Losses (STRGL) (US$ million):
	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Actual return less expected
return on pension scheme assets	(24)	(1)	(24)	(11)	(11)	10	(61)
Experience gains/(losses)
arising on scheme liabilities	17	(2)	6	(7)	(1)	(9)	4
Changes in assumptions
underlying the present
value of scheme liabilities	(16)	(4)	(47)	(26)	1	(3)	(95)
Other gains/(losses)	-	2	-	-	-	(13)	(11)
Loss pursuant to legislative
change with regard to
South African surpluses	-	-	-	-	9	-	9
Total actuarial (loss)/gain
recognised in STRGL	(23)	(5)	(65)	(44)	(2)	(15)	(154)
Difference between the
expected and actual outcomes:
Asset gain/(loss) as a
percentage of scheme assets	(10.3%)	(1.0%)	(9.6%)	(6.4%)	(10.1%)	21.3%	(6.7%)
Experience gains/(losses) on
scheme liabilities as a
percentage of the present
value of scheme liabilities	5.9%	(2.1%)	1.4%	(2.8%)	(1.2%)	(22.5%)	0.3%
Total actuarial gain/(loss)
recognised in STRGL as a
percentage of the present
value of scheme liabilities	(8.0%)	(5.2%)	(14.8%)	(17.8%)	(2.4%)	(37.5%)	(12.9%)
Year ended 30 June 2002
Actual return less expected
return on pension scheme assets	(82)	(3)	(78)	(18)	(1)	31	(151)
Experience gains/(losses)
arising on scheme liabilities	33	-	-	8	(7)	(18)	16
Changes in assumptions
underlying the present value
of scheme liabilities	-	-	(23)	(15)	(2)	-	(40)
Other gains/(losses)	-	(1)	6	-	-	-	5
Loss pursuant to legislative
change with regard to
South African surpluses	-	-	-	-	(29)	-	(29)
Total actuarial gain/(loss)
recognised in STRGL	(49)	(4)	(95)	(25)	(39)	13	(199)
Difference between the
expected and actual outcomes:
Asset gain/(loss) as a
percentage of scheme assets	(14.9%)	(3.3%)	(27.1%)	(12.3%)	(1.1%)	70.5%	(12.5%)
Experience gains/(losses) on
scheme liabilities as a
percentage of the present
value of scheme liabilities	5.2%	0%	0%	4.5%	(11.3%)	(58.1%)	1.2%
Total actuarial gain/(loss)
recognised in STRGL as a
percentage of the present value
of scheme liabilities	(7.7%)	(4.9%)	(23.8%)	(14.0%)	(62.9%)	41.9%	(14.3%)

In the year ended 30 June 2002, the Pension Funds Second Amendment Act, 2001, was passed in South Africa. Under this Act, surpluses in pension funds have to be used in a manner specified under Regulations to the Act, to improve current and former members' benefits prior to the employer obtaining any benefit from the surpluses. Consequently, it is considered unlikely that any BHP Billiton Group company will obtain any benefit from the surpluses in the South African schemes. Therefore the reduction in the recognised surpluses in South Africa is recognised as an actuarial loss in the STRGL.

Analysis of the movement in surplus/(deficit) (US$ million):
	Australia & NZ	Canada	US	Europe	South Africa	South America	Total
Year ended 30 June 2003
Surplus/(deficit) in schemes at
30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)
Movement in year:
Adjustment to surplus/(deficit)
at 1 July 2002 in respect of
companies no longer
consolidated	38	2	-	-	-	-	40
Current service cost	(19)	(2)	(10)	(9)	(3)	-	(43)
Contributions	16	4	1	15	2	-	38
Other finance income/(costs)	6	(1)	(3)	(1)	2	-	3
Actuarial gains/(losses)	(23)	(5)	(65)	(44)	(2)	(15)	(154)
Curtailment gains/(losses)	21	-	-	-	-	-	21
Exchange gains/(losses)	(8)	(2)	-	(4)	-	(1)	(15)
Surplus/(deficit) in schemes
at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Year ended 30 June 2002
Surplus/(deficit) in schemes
at 30 June 2001	(32)	10	(11)	(21)	42	9	(3)
Movement in year:
Adjustment to surplus/(deficit)
at 30 June 2001	-	(8)	-	1	-	-	(7)
Adjustment to surplus/(deficit)
at 1 July 2001 in respect of
companies no longer
consolidated	(1)	(8)	4	-	-	-	(5)
Current service cost	(42)	(3)	(10)	(7)	(3)	(2)	(67)
Contributions	35	4	1	23	4	1	68
Past service costs	-	-	(2)	1	-	-	(1)
Other finance income/(costs)	16	(1)	1	(1)	4	-	19
Actuarial gains/(losses)	(49)	(4)	(95)	(25)	(39)	13	(199)
Exchange gains/(losses)	(10)	-	-	(4)	(9)	(8)	(31)
Surplus/(deficit) in schemes
at 30 June 2002	(83)	(10)	(112)	(33)	(1)	13	(226)

Post-retirement medical benefits - FRS 17 disclosures

The BHP Billiton Group also operates a number of post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2003, many of them by local actuaries. For a minority of plans, it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries ranged from:

	South Africa	US	Canada	Suriname	UK
Year ended 30 June 2003
Ultimate healthcare inflation rate	7%	5.5%	5%	3.5%	n/a
Discount rate	9.75%	6.25%	6%	5.5%	n/a
Year ended 30 June 2002
Ultimate healthcare inflation rate	9%	5%	3%	5%	4.5%
Discount rate	11.75%	7%	6.5%	5.5% to 6.5%	6%
Year ended 30 June 2001
Ultimate healthcare inflation rate	8%	5.5%	3%	5%	n/a
Discount rate	12%	7.5%	6.5% to 7%	6.5%	n/a

The actuarial liabilities of the post-retirement schemes (US$ million) were:
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
Present value of scheme liabilities	(133)	(137)	(26)	(19)	-	(315)
Past service credit	(20)	-	-	-	-	(20)
Deficit	(153)	(137)	(26)	(19)	-	(335)
Related deferred tax asset	34	22	-	6	-	62
Net post-retirement liability	(119)	(115)	(26)	(13)	-	(273)
Year ended 30 June 2002
Present value of scheme liabilities	(54)	(127)	(18)	(19)	(1)	(219)
Past service credit	(18)	-	-	-	-	(18)
Deficit	(72)	(127)	(18)	(19)	(1)	(237)
Related deferred tax asset	16	19	-	6	-	41
Net post-retirement liability	(56)	(108)	(18)	(13)	(1)	(196)

Analysis of the operating costs/(credits) (US$ million):

	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
Current service cost	2	4	-	-	-	6
Past service cost/(credit)	1	7	-	-	-	8
Total operating charge	3	11	-	-	-	14
Year ended 30 June 2002
Current service cost	1	2	-	-	-	3
Past service cost/(credit)	(1)	-	-	-	-	(1)
Curtailment losses/(gains)	(7)	-	(1)	-	-	(8)
Total operating charge	(7)	2	(1)	-	-	(6)

Analysis of the financing credit/(costs) (US$ million):
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
Interest on post-retirement liabilities	(11)	(8)	(1)	(1)	-	(21)
Net return/(cost)	(11)	(8)	(1)	(1)	-	(21)
Year ended 30 June 2002
Interest on post-retirement liabilities	(7)	(8)	(1)	(1)	-	(17)
Net return/(cost)	(7)	(8)	(1)	(1)	-	(17)

Analysis of gains and losses recognised in STRGL (US$ million):
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
Experience gains/(losses) arising on
scheme liabilities	(27)	15	1	-	-	(11)
Changes in assumptions underlying the
present value of scheme liabilities	(9)	(16)	(7)	-	-	(32)
Actuarial gain/(loss) recognised in STRGL	(36)	(1)	(6)	-	-	(43)
Difference between the expected and
actual outcomes:
Experience gains/(losses) on scheme liabilities
as a percentage of the present
value of scheme liabilities	(20.3%)	10.9%	3.8%	0%	0%	(3.5%)
Total gain/(loss) recognised in STRGL as
a percentage of the present value of
scheme liabilities	(27.1%)	(0.7%)	(23.1%)	0%	0%	(13.7%)
Year ended 30 June 2002
Experience gains/(losses) arising on
scheme liabilities	8	(6)	-	-	-	2
Changes in assumptions underlying the
present value of scheme liabilities	(10)	-	-	(1)	-	(11)
Actuarial gain/(loss) recognised in STRGL	(2)	(6)	-	(1)	-	(9)
Difference between the expected and
actual outcomes:
Experience gains/(losses) on scheme liabilities
as a percentage of the present value of
scheme liabilities	14.8%	(4.7%)	0%	0%	0%	0.9%
Total gain/(loss) recognised in STRGL as a
percentage of the present value of scheme
liabilities	(3.7%)	(4.7%)	0%	(5.3%)	0%	(4.1%)

Analysis of the movement in surplus/(deficit) (US$ million):
	South Africa	US	Canada	Suriname	UK	Total
Year ended 30 June 2003
(Deficit) in schemes at 30 June 2002	(72)	(127)	(18)	(19)	(1)	(237)
Movement in year:
Adjustment at 1 July 2002 in respect of
changes in joint venture arrangements and
other plan changes	-	-	-	-	1	1
Current service cost	(2)	(4)	-	-	-	(6)
Contributions	5	10	2	1	-	18
Past service costs	(1)	(7)	-	-	-	(8)
Other finance income/(costs)	(11)	(8)	(1)	(1)	-	(21)
Actuarial gains/(losses)	(36)	(1)	(6)	-	-	(43)
Exchange gains/(losses)	(36)	-	(3)	-	-	(39)
(Deficit) in schemes at 30 June 2003	(153)	(137)	(26)	(19)	-	(335)
Year ended 30 June 2002
(Deficit) in schemes at 30 June 2001	(94)	(142)	(27)	(18)	(1)	(282)
Movement in year:
Adjustment to surplus/(deficit) at 1 July 2001
in respect of companies no longer consolidated	-	23	8	-	-	31
Current service cost	(1)	(2)	-	-	-	(3)
Contributions	3	8	1	1	-	13
Past service costs	1	-	-	-	-	1
Other finance income/(costs)	(7)	(8)	(1)	(1)	-	(17)
Actuarial gains/(losses)	(2)	(6)	-	(1)	-	(9)
Curtailment gains/(losses)	7	-	1	-	-	8
Exchange gains/(losses)	21	-	-	-	-	21
(Deficit) in schemes at 30 June 2002	(72)	(127)	(18)	(19)	(1)	(237)

If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group's joint venture and associated entities at 30 June 2003, a deficit of approximately US$50 million (2002: US$7 million) would have been recognised in the Group Statement of Financial Performance and actuarial losses of approximately US$35 million (2002: US$12 million) would have been recognised.

42 Remuneration of Directors and executive officers and retirement payments approved in general meeting

Directors
	2003	2002
	US$M	US$M
Amounts received or due and receivable by Directors of BHP Billiton Limited (a)(b)(c)	21.343(d)	14.824
	2003	2002
Directors whose total income was between (US$)	Number	Number
0 - 9 999	2	-
40 000 - 49 999	1	-
50 000 - 59 999	1	-
60 000 - 69 999	-	1
70 000 - 79 999	1	9
80 000 - 89 999	3	2
90 000 - 99 999	2	-
100 000 - 109 999	1	-
150 000 - 159 999	-	1
200 000 - 209 999	1	-
260 000 - 269 999	1	1
1 480 000 - 1 489 999	-	1
2 020 000 - 2 029 999	-	1
2 940 000 - 2 949 999	1	-
3 540 000 - 3 549 999	1	-
4 940 000 - 4 949 999	-	1
5 060 000 - 5 069 999	-	1
5 140 000 - 5 149 999	1	-
8 510 000 - 8 519 999	1	-

In 2003, amounts received or due and receivable by Directors of BHP Billiton Group controlled entities were US$93.209 million (2002: US$100.242 million). Refer (a), (b) and (c).

Executive officers
	2003	2002
	US$M	US$M
Amounts received or due and receivable by executive officers (including executive Directors)
of the BHP Billiton Group whose total income equals or exceeds US$100 000 (a)(b)(c)(e)	37.528	29.610
Executive officers whose total	2003	2002	Executive officers whose total	2003	2002
income was between (US$)	Number	Number	income was between (US$)	Number	Number
1 070 000 - 1 079 999	-	1	1 760 000 - 1 769 999	1	-
1 100 000 - 1 109 999	-	1	1 860 000 - 1 869 999	-	1
1 150 000 - 1 159 999	1	-	1 890 000 - 1 899 999	1	1
1 160 000 - 1 169 999	1	-	2 100 000 - 2 109 999	-	1
1 250 000 - 1 259 999	-	1	2 280 000 - 2 289 999	1	-
1 300 000 - 1 309 999	1	-	2 540 000 - 2 549 999	-	1
1 310 000 - 1 319 999	-	1	2 940 000 - 2 949 999	1	-
1 450 000 - 1 459 999	1	1	3 420 000 - 3 429 999	-	1
1 490 000 - 1 499 999	1	-	3 540 000 - 3 549 999	1	-
1 540 000 - 1 549 999	1	-	4 940 000 - 4 949 999	-	1
1 550 000 - 1 559 999	-	1	5 060 000 - 5 069 999	-	1
1 570 000 - 1 579 999	1	-	5 140 000 - 5 149 999	1	-
1 720 000 - 1 729 999	1	-	8 510 000 - 8 519 999	1	-
				15	13

(a) The BHP Billiton Group granted various equity instruments to executive Directors and executive officers during the years ended 30 June 2003 and 30 June 2002, in accordance with the share ownership plans in existence in both the BHP Billiton Limited Group and the BHP Billiton Plc Group. The value of each instrument granted during the year ended 30 June 2003 has been determined by an independent actuary using modified Black-Scholes option pricing techniques. Instruments granted by the BHP Billiton Limited Group during the year ended 30 June 2002 were also valued by an independent actuary using modified Black-Scholes option pricing techniques. Remuneration for the years ended 30 June 2003 and 2002 includes amounts in relation to equity instruments, spread over the relevant vesting periods. The different nature of the instruments which have been issued year on year, with respect to the performance hurdles which have been established and the qualifying periods before the instruments vest, results in variations to the respective valuations. Refer to note 31 for details of all instruments granted and valuations. Refer to the Remuneration Report for details regarding various equity instruments in respect of the Directors of BHP Billiton Group.

(b) For some executive Directors and executive officers, remuneration includes BHP Billiton Group contributions to superannuation funds and an imputed notional contribution calculated at the determined actuarial rate. Where executive Directors and executive officers have Employee Share Plan loans, an imputed interest component is included in remuneration.

(c) Remuneration for 2003 includes incentives payable to executive Directors and executive officers based on the achievement of business performance targets and individual performance for the year ended 30 June 2003. Remuneration for 2002 includes incentives paid to executive Directors and executive officers for the year ended 30 June 2002. Non-executive Directors are not entitled to any form of performance-related remuneration.

(d) Amounts received or due and receivable by Directors of BHP Billiton Limited include retirement benefits of US$178 043 paid during the current year in the banding US$200 000 to US$209 999, which had been accrued for in prior years. Not included are retirement benefits of US$281 316, which had been accrued for in prior years, but which were paid during the current year, for Directors of BHP Billiton Limited who did not hold office during the year.

(e) An executive officer is a person directly accountable and responsible for the strategic direction and operational management of the BHP Billiton Group. Executive officers include members of the Executive Committee, some of whom are not domiciled in Australia.

Retirement payments approved in the annual general meeting
	2003	2002
	US$M	US$M
Prescribed benefits in connection with the retirement of Directors as at retirement date approved in general meeting of BHP Billiton Limited
J T Ralph	0.166	-
J C Conde	-	0.186
B C Alberts	-	0.103
	0.166	0.289

43 Major interests in joint venture operations
			BHP Billiton Group's effective interest

			30 June	30 June
	Country of		2003	2002
Name	operation	Principal activity	%	%
Atlantis	US	Hydrocarbons exploration and production	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5-100	5-100
Keith	UK	Hydrocarbons exploration and production	32	32
Laminaria	Australia	Hydrocarbons exploration and production	25-33	25-33
Liverpool Bay	UK	Hydrocarbons exploration and production	46	46
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Mamore	Bolivia	Hydrocarbons exploration and production	50	50
North West Shelf	Australia	Hydrocarbons exploration and production	8-17	8-17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	36.04	38.75
Trinidad 2c - Angostura	Trinidad	Hydrocarbons exploration and production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	- Alumina refining	36	36
		- Aluminium smelting	46	46
Billiton Suriname	Suriname	- Bauxite mining	76	76
		- Alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
Ekati	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37
Rietspruit Mine	South Africa	Coal mining	50	50

44 Elements relating to all joint venture operations
	2003	2002
	US$M	US$M
Current assets
Cash assets	193	295
Receivables	432	539
Inventories	539	482
Other	18	34
Non-current assets
Receivables	190	159
Other financial assets	26	24
Inventories	61	46
Property, plant and equipment	11 692	11 069
Other	382	428
BHP Billiton Limited Group share of assets employed in joint venture operations	13 533	13 076
Contingent liabilities - unsecured (a)	46	54
Contracts for capital expenditure commitments not completed (b)	1 362	1 358

(a) Included in contingent liabilities arising from joint venture operations. Refer note 39.

(b) Included in capital expenditure commitments. Refer note 40.

45 Major controlled entities

The principal controlled entities of BHP Billiton Limited and BHP Billiton Plc are as follows:
			BHP Billiton Group's effective interest

			30 June	30 June
	Country of		2003	2002
Name	operation	Principal activity	%	%
Beswick Pty Ltd	Australia	Investment	100	100
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Investments (Jersey) Ltd	Jersey	Holding company	100	100
BHP Billiton Iron Ore Pty Ltd	Australia	Management company and iron ore marketing	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (NWS) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum
(International Exploration) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Billiton SA Ltd	South Africa	Holding and service company	100	100
BHP Billiton Services Jersey Ltd	Jersey	Service company	100	100
BHP Billiton Shared Business Services Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton Transport and Logistics Pty Ltd	Australia	Transport services	100	100
BHP Billiton (Trinidad - 2c) Ltd	Canada	Hydrocarbons exploration and production	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Coal Holding Pty Ltd	Australia	Holding company	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Development Finance Pty Ltd	Australia	Finance	100	100
BHP Holdings (USA) Inc	US	Holding company	100	100
BHP International Finance Corporation	US	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Nominees Pty Ltd	Australia	Holding company	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons exploration and production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Queensland Coal Ltd	US	Coal mining	100	100
BHP Steel (AIS) Pty Ltd	Australia	Iron and steel production and coal mining	-	100
BHP Steel Investments Inc	US	Steel production	-	100

			BHP Billiton Group's effective interest

			30 June	30 June
	Country of		2003	2002
Name	operation	Principal activity	%	%
BHP Steel Ltd	Australia	Rollforming and coating of sheet steel	-	100
BHP Steel Malaysia Sdn Bhd	Malaysia	Steel coating	-	60
BHP Steel Thailand Ltd	Thailand	Steel coating	-	87.5
BHP (USA) Investments Inc	US	Investment	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium South Africa Ltd	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Development BV	Netherlands	Exploration	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Gengro Limited	South Africa	Investment holding company	100	100
Groote Eylandt Mining Co Pty Limited	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Coal Corporation Limited	South Africa	Coal mining	100	100
PT BHP Steel Indonesia	Indonesia	Steel coating	-	74
QNI Pty Ltd	Australia	Holding company	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Limited	Canada	Holding company	100	100
Samancor Limited	South Africa	Chrome and manganese mining and production	60	60
Samancor AG	Switzerland	Marketing and trading	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60
Tasman Steel Holdings Limited	New Zealand	Iron and steel production	-	100

The list above includes only those companies which principally affect the profit or net assets of the BHP Billiton Group.

46 Related parties

Directors of BHP Billiton Limited who held office during the year were:

D R Argus AO                 D A Crawford             J M Schubert

P M Anderson (a)            B P Gilbertson (b)      J T Ralph AC (d)

C W Goodyear                C A Herkstroter         J B Jackson (d)

Lord Renwick of Clifton     D C Brink                 M A Chaney

D A Jenkins                    Dr J Buchanan (c)      M Salamon (e)

(a) Resigned on 1 July 2002.

(b) Resigned on 5 January 2003.

(c) Appointed on 1 February 2003.

(d) Resigned on 4 November 2002.

(e) Appointed on 24 February 2003.

Share transactions with Directors and Director-related entities

The current Chief Executive Officer, C W Goodyear, was conditionally awarded 180 154 ordinary shares in BHP Billiton Limited under the Group Incentive Scheme during the year ended 30 June 2003 (2002: nil).

On 23 May 2003, agreement was reached with former Chief Executive B P Gilbertson regarding the terms of termination of his employment with the Group, some two and a half years earlier than the date provided under his contracts. Mr Gilbertson was a participant in the Group's employee share plans. None of the entitlements under those plans that had been granted to him but that had not vested at the date of his termination were transferred. Rather, the entitlements were scaled back to reflect the period of his employment. Mr Gilbertson continues to hold the scaled-back entitlements but they remain subject to the same conditions that applied on grant, where pre-determined performance hurdles must be satisfied. Those hurdles will be measured at the same time and in the same manner as for other participants. The number of shares Mr Gilbertson has retained an entitlement to is 228 675 (comprising 63 159 Performance Shares under the Group Incentive Scheme, 123 218 shares under the Restricted Share Scheme and 42 298 shares under the Co-Investment Plan). The number, if any, that might ultimately vest will remain dependent on satisfaction of the performance hurdles.

The former Managing Director and Chief Executive Officer, P M Anderson received 374 693 ordinary shares in BHP Billiton Limited during the year ended 30 June 2002 on exercise of Performance Rights.

Shares, Options and Performance Rights held by Directors and Director-related entities at balance date

The aggregate number of shares, options and Performance Rights held in the BHP Billiton Group by Directors of BHP Billiton and their Director-related entities at balance date were:
	Shares/Options/Performance Rights in BHP Billiton Limited		Shares/Options in BHP Billiton Plc

	2003	2002	2003	2002
Fully paid ordinary shares	522 754	1 240 374	1 030 772	1 048 752
Employee Share Plan Options	1 280 361	3 510 670
Exercisable Rights	-	57 383
Performance Rights	321 056	1 296 559
Restricted Share Scheme			198 163	292 576
Co-Investment Plan - committed shares			26 471	24 925
Co-Investment Plan - matching award			80 735	76 021
Group Incentive Scheme	180 154	-	193 706	-

The interests of the Directors who held office at 30 June 2003 in the fully paid ordinary shares of BHP Billiton Limited and BHP Billiton Plc are set out in the table below:
	As at	As at		As at	As at
BHP Billiton shares(1)	30 June 2003	30 June 2002	BHP Billiton shares(1)	30 June 2003	30 June 2002
Don Argus (4)	193 495	193 495	David Crawford (4)	29 127	16 127
Charles Goodyear	247 813(2)	82 604(3)	Cornelius Herkströter (4)	10 642	10 000
David Brink (4)	39 377	37 000	David Jenkins	10 326	10 326
John Buchanan (5)	1 000	-	Miklos Salamon (6)	977 282	-
Michael Chaney (4)	12 338	4 338	John Schubert	23 675	23 675
Lord Renwick of Clifton	8 451	8 066

(1) Shares in BHP Billiton Limited shown in italics. All interests are beneficial.

(2) 82 604 held in the form of 41 302 American Depositary Shares.

(3) Held in the form of 41 302 American Depositary Shares.

(4) Includes shares held in name of spouse and/or nominee.

(5) Appointed 1 February 2003, at which date he held no shares.

(6) Appointed 24 February 2003, at which date he held 977 282 shares.

In addition, relatives of M A Chaney own 3 914 (2002: 3 914) fully paid ordinary shares and relatives of the current Chief Executive Officer C W Goodyear own 3 671 (2002: 3 671) American Depositary Shares (ADS). Each ADS represents two fully paid ordinary shares.

Directors and their Director-related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares did not participate in dividends.

Refer to note 31 for details of the employee ownership plans referred to above.

	2003	2002
	US$M	US$M
Loans made to Directors
Aggregate amount of loans made during the financial year to Directors, not being Directors of BHP Billiton Limited or BHP Billiton Plc
Directors of controlled entities	0.004	0.004
(all loans were concessional)
Loan repayments from Directors
Aggregate amount of repayments received during the financial year from Directors, not being Directors of
BHP Billiton Limited or BHP Billiton Plc
Employee Share Plan loans
Directors of controlled entities	0.109	0.736
Other loans
Directors of controlled entities	0.002	0.006
(all loans were concessional)

The following were executive Directors of controlled entities during the year, and received loans and/or made loan repayments. (There are no loans to non-executive Directors.)
Amundsen M*	Ellefson C S*	Kellow G L*	Schulz D*
Ashby I R*	Excell J D*	Keogh S M*	Sherlock G T*
Baxendale D R*	Ford S L*	Kirkby R W*	Stockden J M*
Bond G*	Gill B J*	Kirke A W*	Todorcevski Z*
Cameron J K*	Giorgini S*	Lie E #	Twine D J*
Carroll D A*	Grubb J W*	Lyons J S*	Vanselow A*
Carroll R A*	Grubbs R K*	Massey J C*	Vine J A*
Coghlan M M*	Harvey R /#	Matthys J L*	Watts R*
Croker N*	Heath G J*	Murphy D F*	White T A*
Crossley T E S*	Henson W*	Netterfield D J*	Whiting T H*
Dalgleish I W*	Heycox I R*	Nicol B A*	Wills D J*
Danks P*	Howell A F*	Offen A J*	Williams M L*
De Verteuil D N*	Hunt G P*	Oppenheimer M C*	Wirth B A*
Dines C J*	Hunter K C*	Pickering K W*	Worner M C H*
Dynon J N*	Jones E Y*	Quinn G W*	Worthington P A*
Edney I C*	Jones J H*	Reynolds A E*

* Employee Share Plan loan repayments.

/ Other loans received.

# Other loan repayments.

Related party transactions and balances included throughout the financial statements are as follows:
	2003	2002
	US$M	US$M
Interest received or due and receivable from related parties
Associated entities	14.579	17.482
	14.579	17.482
Dividends received or due and receivable from related parties
Associated entities	213.123	187.390
	213.123	187.390
Borrowing costs paid or due and payable to related parties
Associated entities	-	0.171
	-	0.171
Current trade receivables due from related parties
Associated entities	3.131	1.099
	3.131	1.099
Current sundry receivables due from related parties
Associated entities	6.668	3.343
Directors of controlled entities (a)	0.034	0.924
	6.702	4.267
Non-current sundry receivables due from related parties
Associated entities	292.859	455.822
Directors of controlled entities (a)	1.484	1.745
	294.343	457.567
Current trade creditors due to related parties
Director-related entities	0.166	0.195
	0.166	0.195
Current sundry creditors due to related parties
Associated entities	60.391	1.635
Other related entities	2.879	1.889
	63.270	3.524
Non-current sundry creditors due to related parties
Associated entities	4.682	4.433
	4.682	4.433

(a) Current and non-current sundry receivables due from Directors of controlled entities represent the appropriate portion of loans to Directors engaged in full-time employment within the BHP Billiton Group, mainly for acquisition of shares in BHP Billiton Limited. The loans reduced during the year as a consequence of the demerger of BHP Steel.

(b) Associated entities includes all joint venture and associated entities.

Investments in joint venture and associated entities are shown in note 18.

Directors' remuneration is shown in note 42.

Major interests in joint venture operations are shown in note 43.

Details of major controlled entities are shown in note 45.

Transactions with Director-related entities

A number of Directors or former Directors of BHP Billiton Limited hold or have held positions in other companies, where it may be said they control or significantly influence the financial or operating policies of these entities. Accordingly, the following entities are considered to be Director-related entities for the purpose of the disclosure requirements of Australian Accounting Standard AASB 1017 'Related Party Disclosures':

Director of BHP Billiton Limited	Director-related entity	Position held in Director-related entity
M A Chaney	Wesfarmers (Group) Limited	Managing Director
D A Jenkins	Chartwood Resources Ltd	Chairman and Managing Director
B D Romeril (a)	Xerox Corporation	Chief Financial Officer

(a) Resigned as Director of BHP Billiton Group on 30 June 2002.

Transactions between the BHP Billiton Group and these Director-related entities are detailed below:

  the Wesfarmers Group received US$5.015 million during the year ended 30 June 2003 (2002: US$22.287 million) for products and services provided to the BHP Billiton Group. The Wesfarmers Group paid US$nil (2002: US$5.052 million) to the BHP Billiton Group for various products.
  Xerox Corporation received US$1.831 million during the year ended 30 June 2002 for products and services provided to the BHP Billiton Group. At 30 June 2002 outstanding amounts to the Xerox Corporation were US$0.619 million.

Other Director transactions with BHP Billiton Group entities

Where the Director was an employee of the BHP Billiton Group, transactions include:

  reimbursement of transfer expenses;
  minor purchases of products and stores; and
  insurance with BHP Billiton Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Following the termination of his employment on 1 July 2002, Mr Anderson entered into a consultancy arrangement with the BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr Anderson received a total fee of US$104 739 for the period under this arrangement.

Transactions with associated entities

The following material transactions with related parties of the BHP Billiton Group occurred during the year ended 30 June 2003 and were conducted in the normal course of business and under normal commercial terms and conditions:

  sales of services to Australian LNG Shipping amounting to US$14.258 million (2002: US$9.872 million).
  sales to Columbus Stainless Steel amounting to US$nil (2002: US$17.546 million).
  sales to Billiton Stratcor Incorporated amounting to US$nil (2002: US$168.747 million).
  sales of services to Samarco amounting to US$17.703 million (2002: US$6.202 million).
  sales of services to Advalloy amounting to US$0.717 million (2002: US$23.924 million).

47 Statement of Financial Position - Australian dollars

For the convenience of the reader, an Australian dollar Statement of Financial Position of the BHP Billiton Group is detailed below. A convenience translation of amounts from US dollars into Australian dollars has been made at an exchange rate of US$0.6667 = A$1 at 30 June 2003 and US$0.5664 = A$1 at 30 June 2002. The rate of exchange for 30 June 2003 is based on the market foreign exchange rate sourced from Reuters at 12.00pm (AEST) on the last day of the financial period.

	30 June 2003	30 June 2002
	A$M	A$M
Current assets
Cash assets	2 328	2 646
Receivables	3 266	4 050
Other financial assets	214	207
Inventories	1 992	2 505
Other assets	194	175
Total current assets	7 994	9 583
Non-current assets
Receivables	1 345	1 570
Investments accounted for using the equity method	2 104	2 657
Other financial assets	225	1 026
Inventories	77	67
Property, plant and equipment	29 668	35 569
Intangible assets	699	905
Deferred tax assets	671	847
Other assets	531	498
Total non-current assets	35 320	43 139
Total assets	43 314	52 722
Current liabilities
Payables	3 544	4 300
Interest bearing liabilities	1 347	3 172
Tax liabilities	464	870
Other provisions and liabilities	1 711	1 970
Total current liabilities	7 066	10 312
Non-current liabilities
Payables	292	214
Interest bearing liabilities	9 639	11 269
Deferred tax liabilities	2 151	2 825
Other provisions and liabilities	5 026	4 880
Total non-current liabilities	17 108	19 188
Total liabilities	24 174	29 500
Net assets	19 140	23 222
Contributed equity - BHP Billiton Limited	2 677	5 549
Called up share capital - BHP Billiton Plc	2 598	3 093
Reserves	543	832
Retained profits	12 836	13 162
Total BHP Billiton interest	18 654	22 636
Outside equity interest	486	586
Total equity	19 140	23 222

End of part 2 of 3

__________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 30 September 2003